Exhibit 12.1

FiberTower Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2009
Earnings
Loss from operations	$(12,411)	$(24,362)	$(56,577)	$(246,215)	$(227,856)	$(36,646)
Other income (expense)
Interest expense	(138)	(223)	(7,475)	(44,560)	(47,742)	(37,455)
Interest income	485	2,683	6,326	18,159	5,316	259
Gain on early extinguishment of debt, net	—	—	—	—	—	98,248
Miscellaneous (expense) income, net	(1)	(7)	448	469	264	167
Other income, net	346	2,453	(701)	(25,932)	(42,162)	61,219
Total earnings (loss) available for fixed charges	$(12,065)	$(21,909)	$(57,278)	$(272,147)	$(270,018)	$24,573

Plus fixed charges	$296	$679	$9,267	$47,957	$51,496	$40,258
	$(11,769)	$(21,230)	$(48,011)	$(224,190)	$(218,522)	$64,831

Fixed charges
Interest portion of rent expense (see Note 3)	158	456	1,792	3,397	3,754	2,803
Interest expense	138	223	7,475	44,560	47,742	37,455
Total fixed charges	$296	$679	$9,267	$47,957	$51,496	$40,258

Ratio of earnings to fixed charges (1)	—	—	—	—	—	0.6	(2)

(1)    Earnings were inadequate to cover fixed charges by $12.1 million, $21.909 million, $57.3 million, $272.1 million and $270 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

(2)    Earnings would be inadequate to cover fixed charges by $73.7 million when excluding a non-recurring gain on early extinguishment of debt.

(3) Interest portion of rent expense
Rent expense (taken from footnotes)	932	2,685	10,540	19,984	22,084	16,491
Interest rate (Note 4)	17%	17%	17%	17%	17%	17%
Interest portion of rent expense	158	456	1,792	3,397	3,754	2,803

(4) Interest factor
Interest rate
Convertible loan note rate	9.00%
Premium for removal of right to convert	8%
Total interest rate	17%